EXHIBIT 99.1

Press Release Dated September 8, 2010, Suncor Energy agrees to sell non-core UK North Sea assets

News Release

FOR IMMEDIATE RELEASE

Suncor Energy agrees to sell non-core UK North Sea assets

(All financial figures are approximate and in Canadian dollars unless otherwise noted.)

Calgary, Alberta (Sept. 8, 2010) — Suncor Energy today announced that, together with an affiliate, it has reached an agreement to sell a number of UK offshore assets for £240 million (approximately Cdn $390 million) to an affiliate of Dana Petroleum plc, with an effective date of July 1, 2010.

The sale involves Petro-Canada UK Limited’s interests in 12 offshore production and exploration licenses in the UK sector of the North Sea. Production from those assets to date in 2010 has averaged approximately 16,000 barrels of oil equivalent per day net to Suncor. The interests also include its share of the ownership of the Triton floating production, storage and offloading vessel (FPSO) related to the Guillemot West/North West and Bittern fields.

The sale is expected to close in the fourth quarter of 2010 and is subject to Dana Petroleum plc shareholder approval (if required by applicable regulatory authorities) and closing conditions, closing adjustments to the purchase price, and regulatory approvals typical of transactions of this nature.

As part of its strategic business alignment, Suncor is continuing with plans to divest of a number of non-core assets. Announced sales to date include all oil and gas producing assets in the United States Rockies, non-core natural gas properties in Western Canada, all Trinidad and Tobago assets and all shares in Petro-Canada Netherlands B.V.  Remaining proposed divestments include certain natural gas assets in Western Canada.

To date — including the sale announced today — Suncor has disposed of, or reached agreements to dispose of, assets for aggregate consideration of approximately $3.3 billion, prior to closing adjustments.

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Some of the forward-looking statements may be identified by words like “expected,” “anticipates,” “approximately,” “estimates,” “plans,” “scheduled,” “intends,” “may,” “believes,” “projects,” “indicates,” “could,” “focus,” “vision,” “goal,” “proposed,” “target,” “objective,” “continue” and similar expressions. In addition, all other statements that address expectations or projections about the future, including statements about our strategy for growth, costs, schedules, production volumes, operating and financial results and expected impact of future commitments, are forward-looking statements. Forward-looking statements in this news release include references to: estimated production with respect to the assets (the “Assets”) being sold to an affiliate of Dana Petroleum plc; the anticipated timing of closing and consideration to be received in respect of the Assets; proposed future divestments including certain natural gas assets in Western Canada; and the consideration to be received in respect of divestures announced by Suncor to date. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor Energy Inc. 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7 Website: www.suncor.com

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the second quarter of 2010 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This news release makes reference to barrels of oil equivalent (BOEs). BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of six thousand cubic feet of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

For more information:

Investor inquiries:            Helen Kelly 403-296-6557

Media inquiries:               403-920-8332